Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

August 2, 2013

Barclays ARMOUR II Excess Return 5% Index

Overview

The Barclays ARMOUR II Excess Return 5% Index (the “Index”) is a member of the Barclay’s family of ARMOUR indices which engage a multi-asset allocation strategy that aims to provide dynamic exposure to multiple assets (representing various asset classes) based on the performance trend in such assets (the “Strategy”) . Underlying asset classes include US equities, Emerging Market equities, commodities (broad-based exposure and gold), bonds and cash.

Specifically, each month, the Strategy ranks the pre-defined, fixed universe of index components based on their performance in the previous month. The Strategy then selects the two best performing index components to comprise the Index in the following month, and allocates a 60% weight to the best performing index component and a 40% weight to the second-best performing index component. In this manner, the Strategy adapts its selections and allocations on a monthly basis as it aims to capture changing trends in order to deliver returns.

The Strategy then incorporates a risk control overlay which targets an annualized volatility of 5% or less by reducing exposure to the current index components in times of market uncertainty.

Key Features of the Index include:

•	the Index aims to provide dynamic exposure to multiple asset classes

•	the index components are selected and weights allocated on a dynamic-basis, determined monthly based on a rules-based methodology that targets an annualized volatility of 5% or less

•

the Index is an excess return index and reflects the weighted performance of the index components comprising the Index (including reinvested dividends for any constituent index component that is an exchange-traded fund) excluding a cash rate which accrues daily at a rate equal to the BBA LIBOR USD 1 Month London Interbank Offered Rate

•	the Index level incorporates a cost of 0.50% per annum and is published daily on the Barclays’s index website: www.barcap.com/indices and on Bloomberg under the ticker BXIIAG5E

Key Considerations of the Index include:

•	the Index has limited actual history and may perform in an unanticipated manner

•	the underlying Strategy may not be successful, may not outperform any alternative strategy related to the index components, or may not achieve its specified target volatility

•	the Index involves monthly rebalancing and fixed, maximum weighting caps of the selected index components which may not prove to be the optimal weighting given current market conditions

•	changes in the values of the constituent index components may offset each other

•	the daily level of the Index reflects the deduction of a cost of 0.50% per annum which differs from a typical index

•	exposure to market risks (i.e., currency exchange risk, non-U.S. securities market risk, commodity-based risks) associated with the universe of index components.

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The Strategy or Methodology Underlying the Index

Rationale

Investing in a diversified basket of assets (representing various asset classes) has traditionally been a popular approach taken by investors to reduce performance swings in a portfolio and possibly enhance the returns of the portfolio. However, applying a fixed weighting to each asset may not be ideal, as asset classes often perform differently in various market environments.

The Strategy aims to recognize these changing market environments by re-allocating between index components on the basis of their most recent performance or trend. Each month, the Strategy will select and allocate into index components which are performing well or experiencing a positive trend and out of those which are not performing well or experiencing a negative trend.

The Strategy also attempts to manage risk (as measured by daily historic realized volatility over the previous 20 index business days) below a specified fixed target level by employing a risk-stabilized framework or overlay known as a “target volatility overlay”. The Strategy will dynamically adjust exposure to the constituent index components based on the prevailing or observed level of volatility. The target volatility overlay targets the pre-defined level of volatility of returns (in this case, 5%) by reducing exposure to the constituent index components in times of market uncertainty and increasing exposure to a notional cash investment when volatility is high. This is based on the historical observation that when volatility has been elevated, assets have tended to fall in value. In this manner, the target overlay aims to avoid large drawdowns by reducing exposure to the Index in such markets.

The Selection and Allocation Mechanism

On each monthly selection date for the monthly rebalancing of the Index, the underlying selection and allocation mechanism engages the following steps:

•	The universe of index components (see “Universe of Index Components”) are ranked based on their performance during the previous month;

•	The two index components with the strongest performance are selected to constitute the Index in the following month; and

•	The Index allocates a 60% weight to the best performing index component and 40% weight to the second best performing index component. All the other index components are assigned a weight of 0%.

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Universe of Index Components

	Asset Class	Index Component[1]	Bloomberg ticker
1	US equities	S&P 500 Total Return Index	SPTR
2	Emerging Markets equities	iShares MSCI Emerging Markets[2]	EEM UP
3	Commodities (broad-based exposure)	S&P GSCI TR Index	SPGSCITR
4	Commodities (gold)	SPDR Gold Trust	GLD UP
5	Bonds	Barclays US 10yr Note Futures Index	BXIIUS10 Index
6	Cash	USD LIBOR 1 Month	US0001M

Note: Please refer to the relevant disclosure statement or offering document for more information on the Index and the Index Components.

[1]

Each asset class, except for bonds, is represented by an excess return version of the related Index Component. Bonds are represented by a notional investment in the Barclays US 10yr Note Futures Index.

[2]	Dividends are re-invested

Each asset within the pre-defined universe is referred to individually as an “Index Component” and any Index Component that comprises the Index at any time is referred to as an “Index Constituent”.

Target Volatility Overlay Mechanism

The Index aims to provide investors with stable performance and reduced drawdowns by employing a risk-stabilized framework. Specifically, the Index attempts to manage risk (as measured by daily historic realized volatility over the previous 20 index business days) below the specified fixed target level of 5% (the “Target Volatility”). If the observed risk measured by the volatility calculated based on the current weights of the Index Constituents increases above this threshold, the exposure to the two Index Constituents is proportionately reduced resulting in a portion of the Index being uninvested at that time. The Index will reflect no return for any uninvested portion. This is intended to help reduce the exposure to the Index in uncertain volatile markets, empirically observed during downturns. If the observed risk decreases below this threshold, the exposure to the two Index Constituents is proportionately increased to a maximum weighting of 100%.

What is Volatility?

Volatility is a statistical measure of the degree of movement of the level of an asset over a period of time and is considered the market standard for expressing the riskiness of exposure to such an asset. If the price of an asset moves up or down rapidly over a short period of time it is considered to have high volatility. If the price of an asset changes less frequently, it is considered to have lower volatility.

Realized volatility is a historical calculation of this degree of movement based on levels of the asset observed periodically in the market over a specified period. The realized volatility of an index is characterized by the frequency of the observations of the index levels used in the calculation and the period over which observations are made. For example, for any given index day, the 20-index day annualized volatility is the annualized standard deviation of the daily return of the Index using the closing levels of the Index during the 20 index-days preceding and including that index day.

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Target Volatility Overlay or Risk Control Mechanism Graphical Representation

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Important Information

Barclays Bank PLC (“Barclays”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate. Before you invest in any offering of securities by Barclays, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular pricing supplement, and any other documents that Barclays will file with the SEC relating to such offering for more complete information about Barclays and the offering of any securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

To the extent that there are inconsistencies between this free writing prospectus and the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Certain Risk Considerations

Some of the risks related to the Index and the Strategy are described below. Before investing in any security or product linked to the Index (referred to herein as a “Structured Investment”), Investors should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment as the risks identified below are not exhaustive. Investors should also review carefully the related “Risk Factors” in the above referenced prospectus supplement and the “Selected Risk Considerations” in the relevant pricing supplement.

The Index May Not Be Successful or Outperform any Alternative Strategy with Respect to the Index Components

The Index follows a notional rules-based strategy that seeks to provide investors with exposure to different asset classes by dynamically allocating between Index Components based on the Index Components historic performance (the “Strategy”). The Index, therefore, seeks to capitalize on the positive performance trend of Index Components by allocating a greater proportion of its notional value in the current month to those components that have experienced higher rates of return in the previous month.

There can be no assurance, however, that a notional investment in Index Components with higher historical returns in the previous month will continue, increase or otherwise perform better than Index Components with lower historical returns in the previous month. It is possible that the Index Components selected for inclusion in the Index on any given month will experience a decrease in performance which will have a negative effect on the level of the Index in the preceding month. Additionally, the Strategy may underperform and produce lower returns than a strategy that provided for a static diversified portfolio of assets, and/or a different weighting or combination of underlying components. Accordingly, there is no assurance that the Strategy on which the Index is based will be successful or that the Strategy will outperform any alternative strategy that might be employed in respect of the Index Components.

The Level of the Index Will Depend Upon the Performance of the Index Components Included in the Index and is Subject to Market Risk

The level of the Index will depend, in large part, on the performance of the two Index Components which comprise the Index each month. As a result, the level of the Index may fall if there is a decline in the level or price, as the case may be, of the two Index Components which comprise the Index during any given month.

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The Values of the Index Components That Comprise the Index May Offset Each Other

At any given time, the Index is linked to the performance of two Index Components which represent different asset classes, and price movements between such Index Components may not correlate with each other. At a time when the value of an Index Component representing a different asset class increases, the value of the other Index Component representing a different asset class may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of one of the Index Component may be moderated, or more than offset, by lesser increases or declines in the value of the other Index Component.

The Index Allocates Weightings to the Selected Index Components in Accordance with Pre-Defined Weightings That May Not Be Optimal

Each month, two Index Components are selected for inclusion in the Index based on their historic performance in the previous month. Once the Index Components are selected, the Strategy will then allocate a weighting of 60% for the best performing Index Component and 40% for the next best performing Index Component. These pre-defined weightings may not be the most optimal allocations at any given moment. Therefore, there is no assurance that the pre-defined weightings underlying the Strategy will outperform an alternative strategy that might reflect different weighting of the Index Components.

The Index May Perform Poorly During Periods Characterized by Short-Term Volatility or in “Choppy” or Uncertain Markets.

The underlying strategy of the Index is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending or sideways markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, “choppy” or uncertain markets often characterized by short-term volatility.

The Level of the Index will Reflect the Effects of the Execution Cost

An Execution Cost of 0.50% per annum will be deducted from the level of the Index on each Index Business Day, which will effectively reduce the performance of the Index. As such, the level of the Index will be less than the value of a hypothetical, identically constituted synthetic portfolio from which no such cost is deducted.

The Volatility Control Mechanism May Not Achieve the Target Volatility Level of 5%

The Index seeks to maintain a target volatility level of 5% by employing a volatility control mechanism to dynamically adjust its exposure to the two Index Components included in the Index at any given time. The volatility control mechanism calculates the realized volatility of the Index over the preceding 20 index business days and compares the realized volatility to the target volatility of 5%. If the absolute value of the difference between the realized volatility and the target volatility is greater than 10%, the exposure of the Index is adjusted to achieve the target volatility, subject to a maximum leverage amount of 100%. However, there can be no assurance that historical trends of volatility will continue. Accordingly, there is no assurance that the volatility control mechanism will be the most effective way to (i) accurately assess volatility of the market at a given time or (ii) predict patterns of volatility. As a result, if the volatility control mechanism fails to assess or to predict trends of volatility accurately, then the volatility control mechanism may not be successful in allocating optimally the exposure of the two Index Components included in the Index at any given time, which may adversely impact the level of the Index.

Barclays Bank PLC Serves as the Index Sponsor and May Adjust the Index in a Manner that Affects its Level

Barclays Bank PLC currently serves as the Index Sponsor and is responsible for calculating and maintaining the Index in accordance with the rules that govern the Index. These rules do provide that Barclays Bank PLC may exercise limited discretion in relation to the Index, including but not limited to making adjustments to the level of the Index or the Index Components in the event of the occurrence of an adjustment event or market disruption event. Although, Barclays Bank PLC will make all such determinations and take all such actions in good faith, such actions or determinations may have an impact, positive or negative, on the level of the Index. Barclays Bank PLC may also amend the rules governing the Index in certain circumstances. The circumstances in which the calculation agent will be required to make such modifications, adjustments or determinations are described more fully in the Index Description which is available upon request. In performing its duties as index sponsor, the Index Sponsor has no obligation to consider the interests of any person or entity.

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Certain Legal or Regulatory Changes May Impact the Level of the Index or the Index Components

The Index or the Index Components could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on the Index) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any of these events could adversely affect the Index or the Index Components and, correspondingly, could adversely affect the level of the Index.

The Index Has a Limited Operating History and May Perform in an Unanticipated Manner

The Index was launched on June 16, 2013 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.

The Index is not Actively Managed

The Index operates by pre-determined rules, as described above. There will be no active management of the Index to enhance returns or limit losses. An actively managed investment may potentially respond more directly and appropriately to immediate market, political, economic, financial or other factors than the non-actively managed Index.

The Index Comprises Notional Assets and Liabilities

The exposure to the Index Components that comprise the Index at any given time are purely notional and will exist solely in the records maintained by or on behalf of the Index Sponsor. There is no actual portfolio of assets to which any person or entity is entitled or in which any person or entity has any ownership interest. Consequently, no person or entity will have any claim against any of the Index Components that comprise the Index.

The Index is an Excess Return Index , not a Total Return Index

The Index reflects the returns that are potentially available through a synthetic portfolio and does not include a cash interest component that would be included if the Index were based on a notionally funded investment. By contrast, a total return version of the Index would be designed to track a funded investment in the index components selected for inclusion in the Index and would reflect interest that could be earned on funds committed to the trading of the underlying index components.

The Index May Be Partially Uninvested

The weight of the cash component at any given time represents the portion of the synthetic portfolio that is uninvested at that time. The Index will reflect no return for any univnested portion.

Concentration risks may adversely affect the value of Structured Investments linked to the Index

Though the Index aims to dynamically re-adjust its constituent Index Components and related allocations on a monthly basis based on the historic performance trend of the eligible Index Components, the constituent Index Components and related allocations will only change if the underlying strategy of the Index yields a different ranking of the Index Components than it did in the previous month. Accordingly, the Index Components included in the Index may change on a less frequent basis. Furthermore, as two of the eligible Index Components are the SPDR Gold Trust and the S&P GSCI Total Return Index, it is possible that at any given month the Index may be comprised of these two Index Components which will result in the Index being concentrated in a single asset class, and, as such, you will not benefit, with respect to the Structured Investment, from the advantages of a diversified investment. In such a scenario, you will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than a Structured Investment in the terms of the number and variety of asset classes, industries and/or geographical regions that such investments may offer exposure as opposed to an investment linked to the Index.

Credit of Issuer

Structured Investments offered by Barclays Bank PLC are not either directly or indirectly an obligation of any third party. Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC as the case may be, to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments. In the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of a Structured Investment.

Limited Liquidity

You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss.

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Market Risk

The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price Volatility

Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments

In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset or its underlying components;

•	the time to maturity of the Structured Investments;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Structured Investments; and

•	the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment.

As stated above, Barclays Bank PLC is also the index sponsor and in such capacity Barclays Bank PLC performs the functions described above under “Barclays Bank PLC Serves as the Index Sponsor and May Adjust the Index in a Manner that Affects its Level”. The exercise of these functions may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays, as the issuer of the Structured Investments, in this capacity

The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you. If you are considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

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Disclaimers

S&P GSCI Indices: “S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index” and “S&P GSCI® Commodity Index” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Structured Investments or Index are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the Structured Investment or any member of the public regarding the advisability of investing in securities generally or in the Structured Investments particularly or the ability of the S&P GSCI® to track general commodity or stock market performance.

S&P 500® Index: “Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC. The Structured Investments or Index are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the Structured Investment or any member of the public regarding the advisability of investing in securities generally or in the Structured Investments particularly or the ability of the S&P 500 Index to track U.S. developed equities or stock market performance.

iShares® and BlackRock® are registered trademarks of BlackRock Inc. and its affiliates (“BlackRock”). BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

© 2013, Barclays Bank PLC (All rights reserved).

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